INVESTMENT MANAGERS SERIES TRUST
2220 E. Route 66, Suite 226
Glendora, CA 91740

January 7, 2016

VIA EDGAR

Ms. Anu Dubey
Securities and Exchange Commission
100 F Street N.E.
Division of Investment Management
Washington, D.C. 20549

RE: Investment Management Series Trust (the “Registrant”) (CIK: 0001318342)
(Accession No. 0001398344-16-008805), (File No. 333-122901)

Ms. Dubey:

We are filing this as notice that the filing submitted on January 6, 2016 with Accession No. 0001398344-16-008805 under EDGAR submission type “RW” was filed in error.  It was filed with the wrong EDGAR submission type.  The filing should have been made under EDGAR submission type “AW.”  Accordingly, please disregard the erroneous filing Accession No. 0001398344-16-008805.  We have filed the corrected EDGAR submission type “AW” on January 7, 2016 (Accession No. 0001398344-16-008825) to withdraw Post-Effective Amendment No. 646 with respect to the Palmer Square Short Duration Investment Grade Fund.

If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (626) 914-1041.

Sincerely,

/s/ Rita Dam

Rita Dam
Treasurer